UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 3)

                           1MAGE SOFTWARE, INC.
                             (Name of Issuer)

                      Common Stock, $.004 par value)
                      (Title of Class of Securities)

                                45244 M 102
                              (CUSIP Number)

                             S. Lee Terry, Jr.
                            Gorsuch Kirgis LLP
                            Tower I, Suite 1000
                           1515 Arapahoe Street
                          Denver, Colorado 80202
                              (303) 376-5000
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                             December 31, 1999
          (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

CUSIP No. 45244 M 102

1)   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     John G. Mazza

2)   Check the Appropriate Box if a Member of a Group*

     (a)
     (b)

3)   SEC USE ONLY

4)   Source of Funds

     PF

5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)[ ]

6)   Citizenship or Place of Organization

     U.S.

Number of Shares         7)  Sole Voting Power       302,937
Beneficially Owned       8)  Shared Voting Power           0
By Each Reporting        9)  Sole Dispositive Power  302,937
Person With             10)  Shares Dispositive
                              Power                        0

11)  Aggregate Amount Beneficially Owned by Each Reporting Person

     302,937

12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
     [  ]

13)  Percent of Class Represented by Amount in Row (11)

     11.5%

14)  Type of Reporting Person

     IN

                               SCHEDULE 13D
                              AMENDMENT NO. 3
                               JOHN G. MAZZA

Item 1    Security and Issuer

     $.004 par value Common Stock ("the Shares") of 1mage Software, Inc. (the "Company"), 6025 S. Quebec Street, Suite 300, Englewood, Colorado 80111

Item 2    Identity and Background

     (a)  Name:     John G. Mazza

     (b)  Business  1250 Fourth Street
          Address:  Santa Monica, California 90401

     (c)  Principal
          Occupation:    Registered Representative
                         Drake Capital
                         1250 Fourth Street
                                   Santa Monica, California 90401

     (d)  Criminal Proceedings:  None

     (e)  Civil Proceedings:  None

     (f)  Citizenship: U.S.

Item 3.   Source and Amount of Funds or Other Consideration

     As of December 31, 1999, Mr. Mazza had made two additional purchases of 17,700 Shares with personal funds and had earned additional interest on two promissory notes issued by the Company which were convertible into Shares which were not reflected in his last
     Amendment.  (See Item 5)

Item 4.   Purpose of Transaction

     The Shares were acquired for investment purposes.

     (a)  None.
     (b)  None.
     (c)  None.
     (d)  None.
     (e)  None.
     (f)  None.
     (g)  None.
     (h)  None.
     (i)  None.
     (j)  None.

Item 5.   Interest in Securities of the Issuer

     (a) 302,937 Shares of Common Stock (11.5%) beneficially owned (based on 2,642,493 Shares outstanding on December 31, 1999).

     (b) Number of Shares as to which there is sole power to vote - 302,937; shared power to direct the vote - 0; sole power to direct the disposition - 302,937; shared power to direct the disposition - 0.

     (c) Mr. Mazza purchased 7,500 Shares at $.75 per Share on November 9, 1999 and 10,200 Shares at $.70 per Share on November 17, 1999. On March 31, 1999, he converted his convertible promissory note issued by the Company, with a face value of $25,000, into 51,251 Shares which included interest accrued to date. On December 31, 1999, Mr. Mazza converted his other convertible promissory note issued by the Company, with a face value of $50,000, into 111,986 Shares which included interest accrued to date.

     (d)  None.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

          None.

Item 7.   Material to be filed as Exhibits

               None.

                                 SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 9, 2000             /s/John G. Mazza
                                   John G. Mazza